Exhibit 99.1

Baozun Schedules Annual General Meeting of Shareholders

SHANGHAI, May 15, 2026 /PRNewswire/ -- Baozun Inc. (NASDAQ: BZUN and HKEX: 9991) (“Baozun” or the “Company”), a leading brand e-commerce solution provider and digital commerce enabler in China, announced today that it will hold its annual general meeting of shareholders (“AGM”) on Tuesday, June 16, 2026, at 3:00 p.m., Hong Kong time (or 3:00 a.m. on Tuesday, June 16, 2026, New York time). The meeting will be held at 9F, The Rays, 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Copies of the notice of AGM, which sets forth the resolutions to be submitted to shareholder approval at the meeting, along with the circular of AGM, the notice of AGM, the form of proxy and the form of voting card for American Depositary Shares (the “ADSs”) are available on the Company’s investor relations website at http://ir.baozun.com.

Holders of record of the Company’s ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), as of the close of business on Friday, May 15, 2026, Hong Kong time, will be eligible to attend and vote at the AGM. Holders of record of the Company’s ADSs as of the close of business on Friday, May 15, 2026, New York time, who wish to exercise their voting rights for the underlying Class A ordinary shares, par value US$0.0001 per share, must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. Baozun Inc. comprises three major business lines – Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com